Exhibits 99.1

NEWS RELEASE

Endeavour Silver Grows Its Reserves/Resources for 5th Consecutive Year,
2009 Silver Reserves Up 113%, Gold Reserves Up 87% Compared to 2008

Vancouver, Canada – March 3, 2010 - Endeavour Silver Corp. (TSX:EDR)(TSX:EDR.WT)(NYSE Amex:EXK)(DBFrankfurt:EJD) announces that for the fifth consecutive year, the Company has grown its combined reserves and resources in Mexico.

Endeavour released today its updated NI 43-101 reserve and resource estimates to December 31, 2009 (see table below) for its two producing silver mines (the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State) and one exploration project (the Parral project in Chihuahua State) in Mexico.  The reserve and resource highlights are as follows:

2009 Reserve/Resource Highlights

•	Silver Proven and Probable Reserves up 113% to 16.6 million ounces (oz); Guanacevi 15.0 million oz and Guanajuato 1.6 million oz
•	Gold Proven and Probable Reserves up 87% to 44,000 oz; Guanacevi 22,500 oz and Guanajuato 21,500 oz
•	Silver Equivalent Proven and Probable Reserves up 103% to 19.4 million oz; Guanacevi 16.5 million oz and Guanajuato 2.9 million oz

•	Silver Indicated Resources up 21% to 23.6 million oz; Guanacevi 17.8 million oz, Guanajuato 4.3 million oz and Parral 1.5 million oz
•	Gold Indicated Resources up 35% to 119,100 oz; Guanacevi 37,100 oz, Guanajuato 38,200 oz and Parral 43,800 oz
•	Silver Equivalent Indicated Resources up 20% to 31.3 million oz; Guanacevi 20.2 million oz, Guanajuato 6.8 million oz and Parral 4.3 million oz

•	Silver Inferred Resources down 6% to 18.3 million oz; Guanacevi 9.6 million oz, Guanajuato 7.7 million oz and Parral 1.0 million oz
•	Gold Inferred Resources up 17% to 111,000 oz; Guanacevi 16,400 oz, Guanajuato 70,000 oz and Parral 24,600 oz
•	Silver Equivalent Inferred Resources down 4% to 25.6 million oz; Guanacevi 10.7 million oz, Guanajuato 12.3 million oz and Parral 2.6 million oz

•	The mineral resources are exclusive of the mineral reserves
•	Mineral reserves have demonstrated economic viability whereas mineral resources do not
•	2009 silver equivalents based on 65:1 silver:gold ratio, base metals not included as equivalents
•	2008 silver equivalents based on 75:1 silver:gold ratio, base metals not included as equivalents
•	All assumptions used are listed at the bottom of the reserve and resource summary table

Bradford Cooke, Chairman and CEO, commented, “We are gratified to see our combined reserves and resources rise once again to a record high last year, notwithstanding our 5th consecutive year of growing production.  The numbers speak to the ability and success of our exploration team at discovering new, high grade silver-gold deposits year after year within these historic Mexican silver districts.”

“Last year, it was the discovery of the Porvenir Cuatro ore-body in Guanacevi and the development of the Lucero ore-body in Guanajuato helped drive our reserve/resource growth.  In 2010, Endeavour will continue to focus on the organic growth of its reserves/resources in Guanacevi and Guanajuato through its ongoing strategic acquisition and exploration programs within these districts.”

“However, we are also looking to new acquisitions such as the San Juanico property in the Hidalgo de Parral district, Chihuahua and the San Sebastian properties in the San Sebastian del Oeste district, Jalisco to help fuel our resource growth this year.  Management will continue to evaluate M&A opportunities as a means to accelerate Endeavour’s growth profile.”

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the updated reserve and resource estimates.  Endeavour mine and exploration personnel prepared the updated reserves and resources to December 31, 2009 for the Guanacevi and Guanajuato mines.

Endeavour retained Micon International Limited (Micon) to independently audit the updated reserves and resources for the Guanacevi and Guanajuato mines and also for the Cometa deposit on the Parral project.  The Qualified Persons for Micon are William J. Lewis, B.Sc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, Dibya Kanti Mukhopadhyay, MAusIMM, Robert J. Leader, P.Eng., Ing. Alan J. San Martin, MAusIMM and Thomas C. Stubens, M.A.Sc., P.Eng..  Micon’s reports for the three projects will be filed on SEDAR before the end of March once they have been completed.

The reserve and resource statements for the Guanacevi, Guanajuato and Parral projects were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions on Mineral Resources and Reserves and the guidelines of NI 43-101.

Reserves and Resources 2009
Reserves Proven & Probable

Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq
Proven
Guanacevi		368	0.62	408	2,706,000	4,600	3,001,800
Guanajuato	111,000	184	2.58	352	656,800	9,200	1,257,000
Total Proven	340,000	308	1.26	390	3,362,700	13,800	4,258,800
Probable
Guanacevi	1,083,000	354	0.51	388	12,329,200	17,900	13,494,200
Guanajuato	159,000	175	2.41	332	897,000	12,300	1,696,300
Total Probable	1,242,000	331	0.76	380	13,226,200	30,200	15,190,500
Total Proven & Probable	1,582,000	326	0.87	382	16,589,000	44,000	19,449,200

Cut-off grade for Proven & Probable Reserves is 222 g/t Ag for Guanacevi & 202 Ag-Equivalent for Guanajuato
Silver-Equivalencies in the table are calculated using a 65:1 ratio based on prices of USD$ 17 per ounce of silver and USD$1,100 per ounce of gold; no base metal credits are used for calculating Silver-Equivalencies

Resources Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Pb (%)	Zn (%)
Resources Indicated
Guanacevi	2,173,000	255	0.53	290	17,830,000	37,100	20,244,100
Guanajuato	624,000	215	1.90	339	4,319,500	38,200	6,804,000
Parral (Cometa)	934,000	49	1.46	144	1,471,400	43,800	4,321,100	3.18	3.20
Total Indicated	3,731,000	197	0.99	262	23,620,900	119,200	31,369,300

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Pb (%)	Zn (%)
Guanacevi	1,431,000	209	0.36	232	9,607,200	16,400	10,674,800
Guanajuato	1,131,000	212	1.93	338	7,714,000	70,000	12,262,600
Parral (Cometa)	528,000	61	1.45	155	1,035,500	24,600	2,635,500	3.00	2.74
Total Inferred	3,089,000	185	1.12	257	18,356,700	111,000	25,572,800

Cut-off grade for Indicated & Inferred Resources for Guanacevi is 129 g/t Ag for Alex Breccia, Santa Cruz, North Porvenir and Porvenir Dos, 190 g/t AgEq for Porvenir Cuatro and 200 g/t AgEq or 50 g/t AgEq + 3.5% Pb + Zn combined for Noche Buena and Buena Fe.

Cut-off grade for Indicated & Inferred Resources for Guanajuato is 150 g/t AgEq
Cut-off grade for Indicated & Inferred Resources for Parral (Cometa) is USD$40 Net Smelter Return (NSR)
The NSR for Parral (Cometa) was calculated using metal prices of USD$12 per ounce of silver, USD$900 per ounce of gold, USD$0.50 per pound of lead, USD$0.50 per pound of zinc; metallurgical recoveries used were 71% for silver, 75% for gold, 80% for lead and 74% for zinc.

Silver-equivalencies in the table were calculated using a 65:1 ratio based on prices of USD$ 17 per ounce of silver and USD$1,100 per ounce of gold; no base metal credits are used for calculating silver-equivalencies.

Calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, they are not considered to be material.
NOTE: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Endeavour Silver Corp is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help propel Endeavour to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.